[ENOX LETTERHEAD]



                                                                October 27, 2008

VIA EDGAR

Russell Mancuso, Branch Chief
Joseph McCann, Attorney
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 6010
Washington, DC  20549

     Re: Enox Biopharma, Inc.
         Registration Statement on Form SB-2
         Filed February 4, 2008
         File No.  333-149028

Dear Messrs. Mancuso and McCann:

     Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), Enox Biopharma, Inc. (the "Company") hereby requests the immediate withdrawal of its Registration Statement on Form SB-2 (File No. 333-149028) together with all exhibits thereto (collectively, the "Registration Statement"). The Registration Statement was filed on February 4, 2008 and has not been declared effective. No securities were sold in connection with the offering contemplated in the Registration Statement. In accordance with discussions between the Commission and the Company's counsel, the Company intends to promptly file a new registration statement on Form S-1, which will address the comment received from the Staff on the Registration Statement, in order to re-register the securities covered by the Registration Statement and register additional securities. Such registration statement also will contain updated disclosure.

     Should  you  have  any  questions,   please  contact  the   undersigned  at
604-603-1806 or David Danovitch or Jaclyn Amsel of Gersten Savage LLP at 212-752-9700.

                                Very truly yours,


                                /s/ Yossef Av-Gay
                                -----------------------------
                                Prof. Yossef Av-Gay
                                President and CEO